SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
________________________________________

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number  1-9300
________________________________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES INC.
MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339

Exhibit Index: Page 4

The Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended  (ERISA).  Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005
Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2006
Notes to Financial Statements
Schedule of Assets at December 31, 2006
Signature
Exhibit 23 – Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

___________________________________________

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES INC. MATCHED EMPLOYEE SAVINGS AND INVESTMENT PLAN (Name of Plan) By: /S/ JOYCE KING-LAVINDER
Date: June 27, 2007	Joyce King-Lavinder Member, Global Retirement Programs Committee

Exhibit Index

Exhibit Number	Description
Exhibit 23	Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule
Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan
As of December 31, 2006 and 2005 and For the Year Ended December 31, 2006
Together with Report of Independent Registered Public Accounting Firm

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Financial Statements
And Supplemental Schedule

As of December 31, 2006 and 2005 and For the Year Ended December 31, 2006

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BANKS, FINLEY, WHITE & CO.

June 22, 2007

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments in Master Trust:
Investments, at fair value	$1,150,812,009	$1,021,258,730
Wrapper contracts, at fair value	166,407,273	169,756,162
Total investments in Master Trust	1,317,219,282	1,191,014,892
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,505,767	1,626,450
Participant loans	78,528,288	82,007,362
Net assets available for benefits	$1,398,253,337	$1,274,648,704

See accompanying notes to the financial statements.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributed to:
Investment income:
Investment income in Master Trust	$42,611,311
Net realized and unrealized appreciation of assets	112,500,912

Total investment income	155,112,223

Contributions:
Employer contributions	16,352,292
Participant contributions	83,770,865

Total contributions	100,123,157

Transfers from other Company sponsored plans	5,892,068

Total additions	261,127,448

Deductions from net assets attributed to:
Distributions to Participants	135,594,585
Administrative expenses	1,928,230

Total deductions	137,522,815

Net increase in net assets available for benefits	123,604,633

Net assets available for benefits:
Beginning of year	1,274,648,704
End of year	$1,398,253,337

See accompanying notes to the financial statements.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements

December 31, 2006

1. Description of the Plan

The following description of the Coca-Cola Enterprises Inc. Matched Employee Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective January 1, 1988 and restated most recently effective January 1, 1997.  The Plan is a defined contribution plan covering all non-bargaining employees of Coca-Cola Enterprises Inc. (the “Company”).   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Eligibility

Non-bargaining employees are eligible to participate in the Plan on the later of (1) the first of the month following the completion of two months of service or (2) the month in which such employee becomes a “covered employee” as defined by the Plan.  At that time, the participant may elect to begin compensation deferrals.  Participants become eligible to receive employer matching contributions as of the first payroll date following the later of (1) completion of two months of service or (2) the date such employee becomes a covered member.

Contributions

The Plan allows a participant to contribute up to 30% of eligible compensation on a pre-tax basis, and between 1% and 10% of eligible compensation on an after-tax basis, as defined by the Plan agreement and subject to certain Internal Revenue Code (the “Code”) limitations. A participant may elect to change his or her rate of contributions or suspend contributions at any time. The Company matched participant contributions in an amount equal to 25% of the first 7% of the participant’s pre-tax deferral contributed during 2006.  All contributions are invested as directed by participants.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and the Company’s matching contributions plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms generally range from one to five years for general purpose loans and extend up to 15 years for principal residence loans.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions and the interest paid is applied directly to the participant’s account balance.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses.  The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of this Plan.  During the year ended December 31, 2006, other Company-sponsored plans transferred participant accounts totaling $5,892,068 to the Plan.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance may be made during the period following his or her retirement, death, disability or termination of employment.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

1.   Description of the Plan (continued)

Withdrawals and Payments of Benefits (continued)

Distributions to participants shall be made in a single lump sum payment if their vested account balance is $1,000 or less.  If the participant’s vested account balance exceeds $1,000, the Plan permits distribution in a single lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant.  If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Voluntary withdrawals from the balance of the participant’s pre-tax contribution account become available after the participant attains age 59½.  Prior to the attainment of age 59½, a withdrawal from these accounts would be available only for a financial hardship.

Plan Termination

The Company expects to continue the Plan indefinitely but has the right under the Plan agreement to terminate the Plan.  In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

2.    Summary of Significant Accounting Policies (continued)

Valuation of Investments

The Plan participates in the Coca-Cola Enterprises Inc.  Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by JPMorgan Chase Bank, N.A. (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

Short-term investments are stated at fair value, which approximates cost and is based on quoted redemption values determined by the Trustee. Mutual funds and the common stock of The Coca-Cola Company and Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trusts are stated at fair value, based on quoted redemption values as determined by the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

The INVESCO Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also know as synthetic guaranteed investment contracts) and cash equivalents.

Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits in accordance with FASB Staff Position (FSP) No. AAG INV-1 and the Statement of Position (SOP) 94-1-1 – Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common/collective trusts. The Fund purchases a wrapper contract from an insurance company or bank.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

2.    Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract
•	The investment returns generated by the fixed income investments that back the wrapper contact
•	The duration of the underlying investments backing the wrapper contract

Wrapper contract’s interest crediting rates are typically reset on a monthly or quarterly basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”.  If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2006, contract value approximated fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 5.1%, for the year ended December 31, 2006. The crediting interest rate was approximately 5.0%, at December 31, 2006.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

2.   Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value are as follows:

	December 31
	2006	2005
Fair value of the underlying assets of the wrapper contracts:
Fixed income securities	$5,362,708	$224,888
Short Term Investment Fund	1,874,568	1,443,823
US Treasury Note	3,744,713	3,740,335
Common/Collective Trusts	155,425,284	164,347,116
Fair value of the wrapper contracts	166,407,273	169,756,162
Adjustment from fair value to contract value	2,505,767	1,626,450
Contract value	$168,913,040	$171,382,612

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document.  All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

ESOP

A portion of the MESIP is designated as an employee stock ownership plan (“ESOP”).  An ESOP permits plan participants flexibility in electing to either reinvest Coca-Cola Enterprises Inc. stock dividends or have the dividends distributed as a taxable cash payment.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

3.    Investments

As of December 31, 2006, the Plan’s investment in the Master Trust was $1,317,219,282.  The Plan’s investment in the Master Trust (including investments bought, sold, as well as held during the year) appreciated in fair value by $112,500,912.

The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31 is as follows:

Investment in Master Trust                                                                                     $1,317,219,282

4.   Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

The Plan’s interest in the net assets of the Master Trust was approximately 94.8% at December 31, 2006.

The condensed statement of net assets for the Master Trust is as follows:

	December 31
Investments at fair value:	2006	2005
Common/Collective trust funds	$56,269,575	$43,618,332
Registered Investment Companies	803,431,859	526,298,689
Company Stock	261,347,291	274,630,754
Corporate Stock	70,301,064	74,406,506
CICS Self-Directed Accounts	16,835,008	10,429,615
50/50 Fund*	-	136,080,530
Stable Value Fund	181,997,807	190,268,842
Stable Value Fund Book Valuation Adjustment	2,829,841	1,880,929
	$1,393,012,445	$1,257,614,197

* The 50/50 Fund was disaggregated November 30, 2006.  Shares were allocated in-kind to the existing CCE Stock Fund (Company) and The
Coca-Cola Company Stock Fund (Corporate).
.

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

4.   Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (continued)

The condensed statement of changes in net assets for the Master Trust is as follows:

2006
Additions:
Interest and dividend income	$44,789,527
Participant contributions	90,913,757
Company contributions	16,943,724
Transfer from Central Coke 401(k) Plan	5,905,812
Net appreciation in fair value of investments	119,235,298
Total additions	277,788,118

Deductions:
Distributions to Participants	140,386,032
Administrative expenses	2,003,838
Total deductions	142,389,870

Net increase	135,398,248

Net assets available for benefits:
Beginning of year	1,257,614,197
End of year	$1,393,012,445

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

4.   Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (continued)

Investments, including investments bought, sold, as well as held during the year ended December 31, 2006 by the Master Trust, appreciated in fair value as follows:

Net Appreciation in Fair Value

Common/Collective trust funds	$7,428,643
Registered Investment Companies	64,236,356
Company Stock	17,441,706
Corporate Stock	4,369,140
Stable Value Fund	8,394,373
50/50 Fund	17,365,080
Total investment income	$119,235,298

Between January 1, 2006 and December 31, 2006, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises Inc.:

	Shares	Fair Value	Realized Gain
Purchases	1,434,250	$29,262,230	-
Sales	(6,550,668)	(119,737,344)	$12,044,628
Dividends received	-	$3,007,664	-

Balance at December 31, 2006	12,798,865	$261,347,291

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

Notes to Audited Financial Statements (continued)

4.  Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (continued)

Between January 1, 2006 and December 31, 2006, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value	Realized Gain
Purchases	$43,055	$1,921,080	-
Sales	(697,684)	(16,040,294)	$12,308,758
Dividends received	-	1,886,669	-
Balance at December 31, 2006	1,457,009	-	$70,301,064

5.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6.   Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Coca-Cola Enterprises Inc. Matched Employee
Savings and Investment Plan

EIN: 58-0503352    Plan Number: 006
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

* LOANS TO PARTICIPANTS	$78,528,288

* Parties in Interest